Exhibit 12.1

CONAGRA FOODS, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(Dollars in millions)

	Twenty-six weeks ended November 26, 2006	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before income taxes, equity method investment earnings and cumulative effect of changes in accounting	$475.6	$944.9	$987.3	$785.6	$791.7	$764.0
Add/(deduct):
Fixed charges	159.4	373.2	407.9	394.7	412.6	535.6
Distributed income of equity investees	2.9	21.8	24.5	24.4	16.7	16.4
Capitalized interest	(3.0)	(5.0)	(8.6)	(4.4)	(3.9)	(6.0)
Preferred distributions of subsidiary	—	—	—	(3.5)	(8.8)	(25.1)

Earnings available for fixed charges (a)	$634.9	$1,334.9	$1,411.1	$1,196.8	$1,208.3	$1,284.9

Fixed Charges:
Interest expense	$127.7	$307.3	$341.4	$337.9	$343.7	$438.0
Capitalized interest	3.0	5.0	8.6	4.4	3.9	6.0
Preferred distributions of subsidiary	—	—	—	3.5	8.8	25.1
One third of rental expense (1)	28.7	60.9	57.9	48.9	56.2	66.5

Total fixed charges (b)	$159.4	$373.2	$407.9	$394.7	$412.6	$535.6

Ratio of earnings to fixed charges (a/b)	4.0	3.6	3.5	3.0	2.9	2.4

(1)	Considered to be representative of interest factor in rental expense.